EXHIBIT 18.1

LETTER ON CHANGE IN ACCOUNTING PRINCIPLES

February 29, 2016

Board of Directors
BroadSoft, Inc.
9737 Washingtonian Boulevard, Suite 350
Gaithersburg, MD 20878

Dear Directors:
We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and issued our report thereon dated February 29, 2016. Note 2 to the financial statements describes a change in accounting principle for stock-based compensation awards with graded vesting and service conditions only from the graded attribution method to the straight-line attribution method for recognizing stock-based compensation expense. It should be understood that the preferability of one acceptable method of accounting over another for the recognition of stock-based compensation expense for service condition only awards has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP